CMA Muni-State Municipal Series Trust
Series Number: 6
File Number: 811-5011
CIK Number: 810598
CMA New Jersey Municipal Money Fund
For the Period Ending: 03/31/2001

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch Money Markets Incorporated, for the year ended March 31, 2001.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

04/05/2000	$ 30,000	State of New Jersey	3.95%	06/15/2000
10/18/2000	3,000	New Jersey Transportation	4.31	06/15/2001
12/07/2000	15,000	NJ EDA Pollution Control	5.00	09/01/2012
01/30/2001	21,650	Puerto Rico Comwlth	3.65	12/01/2015
02/09/2001	10,000	Puerto Rico Comwlth	2.20	12/01/2015
02/20/2001	6,000	Puerto Rico Comwlth	2.55	12/01/2015
02/22/2001	2,200	Puerto Rico Comwlth	2.35	12/01/2015

Last Updated on 05/30/2001
By Win95 User